RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2007 FEB -1 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No. 82 – 35005

29th January, 2007

07020744

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted two letters to the Stock Exchanges in India, (1) letter dated 28.01.2007 enclosing a Media Release and (2) letter dated 29.01.2007 intimating about the approval given by the Equity Shareholders of the Company to the Scheme of Arrangement of the Company as per Notice dated 21.12.2006, at the Court Convened meeting held on 27.01.2007, as per requirements under the Listing Agreement executed with them.

We enclose herewith copies of the aforesaid two letters for your information and record.

Kindly take the same on your record.

Thanking You.

PROCESSED
FEB 0 5 2007
THOMSON FINANCIAL

Your Faithfully
For **Reliance Communications Limited**

Authorized Signatory

Encl: As Above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

Exemption File No- 82-35005

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcoml.com

January 28, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Media Release**

We enclose herewith the media release dated 28th January 2007 issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

RCOM SHAREHOLDERS APPROVE TOWER BUSINESS DEMERGER WITH A 99.99% OVERWHELMING MAJORITY

DEMERGED ENTITY NAMED RELIANCE TELECOM INFRASTRUCTURE LIMITED (RTIL)

TO RESULT IN SUBSTANTIAL UNLOCKING OF FINANCIAL VALUE FOR 2 MILLION RCOM SHAREHOLDERS

SCHEME TO PROVIDE ENHANCED OPERATIONAL AND FINANCIAL FLEXIBILITY

Mumbai, January 28th, 2007: The equity shareholders of Reliance Communications Limited (RCOM) met yesterday and approved a scheme of transfer of the existing wireless towers (CDMA and GSM) and related infrastructure of the Company, to its subsidiary, Reliance Telecom Infrastructure Limited (RTIL) with an overwhelming majority of 99.99%, in value.

"This is the first of a series of initiatives we will be taking to remain asset-light, and enhance our competitiveness, ultimately leading to unlocking of further value for the benefit of our nearly 2 million shareholders", said Mr. Anil Ambani, Chairman - RCOM, at the time of the board's approval to the scheme.

The demerger of passive infrastructure would benefit the stakeholders of the company on account of:

- Enhanced financial flexibility and cost efficiency due to reduced set-up and operating costs.
- All new towers and related infrastructure will be set up by RTIL, with independent financing, thereby reducing capex requirements and leveraging on RCOM's own Balance Sheet.
- Promote High value standalone business by conversion of cost-centric assets to revenue-centric ones by sharing passive infrastructure of RTIL with other wireless service providers

Under the scheme of transfer, more than 12,000 Towers shall be consolidated under RTIL.

Background

Reliance Communications Limited is part of the Reliance - Anil Dhirubhai Ambani Group. RCOM is India's largest integrated communications service provider in the private sector with over 31 million individual consumer, enterprise, and carrier customers.

We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

For further information, pls. contact Gaurav Wahi on 9322904680

Reliance Communications Ltd. [illegible] Registered Office H Block [illegible] Dhirubhai Ambani Knowledge City [illegible] Fax [illegible]

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

January 29, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Approval to the Scheme of Arrangement

In continuation of our letter dated 23rd December, 2006 sent alongwith copies of the Notices of Court Convened Meeting of the members of the Company and wish to inform you that the Equity shareholders of Reliance Communications Limited at the Meeting convened as per the Order of the Hon'ble High Court of Judicature at Bombay on 27th January, 2007 at Rangsharda Natyamandir, K.C.Marg; Bandra Reclamation, Bandra (West), Mumbai – 400 050 have approved the Scheme of Arrangement of Reliance Communications Limited and Reliance Telecom Limited with Reliance Communications Infrastructure Limited under Sections 391 to 394 of the Companies Act, 1956 with the requisite majority, both in value and number.

We would request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary